U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1.   Name and Address of Reporting Person*

O'Connor                        John                    M.B.
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   (Last)                           (First)             (Middle)
Chase Capital Partners
1221 Avenue of the Americas-40th Floor
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                                    (Street)

New York                        New York                10020
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   (City)                           (State)              (Zip)

Affiliated Manager's Group, Inc. ("AMG")
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2.   Issuer Name and Ticker or Trading Symbol



________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)


May 2000
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4.   Statement for Month/Year



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5.   If Amendment, Date of Original (Month/Year)


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6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [_]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
________________________________________________________________________________


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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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
                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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

Common Stock                          05/08/00        S               1,000       D      $35.86   671,929        I        (FN 1)
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Common Stock                          05/09/00        S               77,800      D      $34.21   671,929        I        (FN 1)
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Common Stock                          05/10/00        S               5,200       D      $33.30   671,929        I        (FN 1)
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Common Stock                          05/15/00        S               63,000      D      $33.39   671,929        I        (FN 1)
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Common Stock                          05/16/00        S               80,000      D      $34.19   671,929        I        (FN 1)
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Common Stock                          05/18/00        S               73,000      D      $34.91   671,929        I        (FN 1)
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
*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Responses)
                                                                          (Over)
(Form 4-07/99)



FORM 4 (continued)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                               7.                        ative     Deriv-   11.
                    sion                       Number of                        Title and Amount          Secur-    ative    Nature
                    or                         Derivative    6.                 of Underlying     8.      ities     Secur-   of
                    Exer-             4.       Securities    Date               Securities        Price   Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and    (Instr. 3 and 4)  of      ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date    ----------------  Deriv-  Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount   ative    at End    In-     ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or       Secur-   of        direct  Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number   ity      Month     (I)     ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of       (Instr. (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A) (D)      cisable  Date      Title    Shares   5)       4)        4)       4)
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

Class B
Non-Voting                                                                      Common
Common Stock       1 for 1  5/8/00      C            1,000  (FN 2)    N/A       Stock    1,000   N/A        671,929    I     (FN 1)
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Class B
Non- Voting                                                                     Common
Common Stock       1 for 1  5/9/00      C            77,800 (FN 2)    N/A       Stock   77,800   N/A        671,929    I      (FN 1)
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Class B
Non-Voting                                                                      Common
Common Stock       1 for 1  5/10/00     C             5,200 (FN 2)    N/A       Stock    5,200  N/A         671,929    I      (FN 1)
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Class B
Non-Voting                                                                      Common
Common Stock       1 for 1  5/15/00     C            63,000 (FN 2)    N/A       Stock   63,000  N/A         671,929    I      (FN 1)
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Class B
Non-Voting                                                                      Common
Common Stock       1 for 1  5/16/00     C            80,000 (FN 2)    N/A       Stock   80,000  N/A         671,929    I      (FN 1)
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Class B
Non-Voting                                                                      Common
Common Stock       1 for 1  5/18/00     C            73,000 (FN 2)    N/A       Stock   73,000  N/A         671,929    I      (FN 1)
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
Explanation of Responses:

(1) The amount shown represents the beneficial ownership of the Issuer's securities by Chase Equity Associates, LP ("CEA, LP"), a portion of which may be deemed attributable to the reporting person becaus the reporting person is a partner of Chase Capital Partners ("CCP"), which is the general partner and manager of CEA, LP. The actual pro rata portion of such beneficial ownership that may be deemed attributable to the reporting person is not readily determinable because it is subject to several variables including CEA, LP's and CCP's internal rate of return and vesting. The reporting person disclaims beneficial ownership of the securities to the extent it exceeds his pecuniary interest.

(2) Each share of Class B Non-Voting Common Stock is convertible into 1 share of Common Stock at the option of the holder upon the occurrence of certain events.


/s/  John M.B. O'Connor                                          6/6/00
---------------------------------------------            -----------------------
    John M.B. O'Connor                                            Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.